SEC FILE NUMBER 001-32919 CUSIP NUMBER 043635507 UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR For Period Ended: September 30, 2018 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended: Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I – REGISTRANT INFORMATION Ascent Solar Technologies, Inc. Full Name of Registrant Former Name if Applicable 12300 Grant Street Address of Principal Executive Office (Street and Number) Thornton, CO 80241 City, State and Zip Code PART II – RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE Ascent Solar Technologies, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2018 within the prescribed time period without unreasonable effort and expense. Due to the complex debt and equity transactions which occurred during the reporting period , the Company and its auditors are unable to finalize all of the disclosures necessary for the completion of (i) its interim financial statements and (ii) management’s discussion and analysis of financial condition and results of operations, and for such disclosures to be included in the quarterly report in time to allow completion of the quarterly report within the prescribed time period. The Company believes it will be able to file the quarterly report on or before the fifth calendar day following the prescribed due date. PART IV – OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Victor Lee (720) 872-5000 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ascent Solar Technologies, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: November 13, 2018 By: /s/ Victor Lee Victor Lee President and Chief Executive Officer INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form. ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).